UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 13, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 13, 2005

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.anooraqresources.com

CHANGES TO ANOORAQ BOARD OF DIRECTORS

April 13, 2005, Vancouver, BC - Anooraq Resources Corporation (AMEX - ANO; TSX Venture - ANQ) announces some recent changes to the Board of Directors in completion of the transaction with Pelawan Investments (Pty) Ltd., and requirements related to the Company's status as a Black Economic Empowerment company in South Africa. These changes include new appointments of Ms. Phumzile Langeni and Mr. David Elliott as Directors of Anooraq, and the re-appointment of Mr. Robert Dickinson, a principal of Hunter Dickinson Inc. and former member of Anooraq's Board, as Co-Chairman.

Ms. Langeni has been appointed Executive Director, Investor Relations; she is a member of the Board and also part of the management team, responsible for investor relations and communications in South Africa. Mr. Elliott, a Chartered Accountant with extensive financial and operating experience, is an independent director who has also joined the Board's audit committee.
Phumzile Langeni holds a Bachelor of Commerce degree from the University of Natal, Durban South Africa. She completed the JSE Stockbroking course at Witwatersrand University in 1996. She is a fellow of the South African Institute of Stockbrokers and a member of the Association of Black Security and Investment Professionals. Ms. Langeni sits on the JSE Alternative Exchange Advisory board and is a member and representative of the JSE Securities representative on the Securities Regulation Panel. She is also a director of two Top 40 listed companies in South Africa. Prior to joining Anooraq she was an executive director of BJM Securities, a subsidiary of SA listed BJM Holdings, and served as Head of New Business. BJM Securities is South Africa's largest independent brokerage firm with a presence in the major financial hubs of the world. She was one of the founding members and executive director of Mazwai Securities. Ms. Langeni began her career at Real Africa Durolink Securities, becoming an equity sales trader for both local and foreign institutions, then a director. Later, she did stints as a businesswoman and as an equity sales trader for Standard Equities.

In addition to her role with Anooraq, Ms. Langeni is a columnist for the City Press, South Africa's largest Sunday newspaper, and provides expert opinions on investments on both radio and television. She has also published articles on Black Economic Empowerment, and was instrumental in the formation of the People's Bank/Sowetan Investor Education and Savings Program.
David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree, and acquired a Chartered Accountant designation in 1973 with KPMG LLP.

Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group, based in St Louis Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. In 2002 and 2003, he worked with companies developing e-mail and data management services. In 2004, Mr. Elliott was appointed director and audit committee chairman of North Dynasty Minerals Ltd., Taseko Mines Limited and Great Basin Gold Ltd. Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association. There are now ten positions on the Anooraq Board, comprised of three members appointed from Hunter Dickinson Inc. (all from Vancouver, BC) and three appointed from Pelawan Investments (Pty) Ltd. (all from South Africa), three independents and one co-appointee. From Hunter Dickinson, Ronald W. Thiessen, B.Comm., CA, is President and Chief Executive Officer and Director, Scott D. Cousens is Vice President, Equity Capital and Director, and Robert Dickinson, is Co-Chairman of the Board and Director. Pelawan appointed Directors who have also assumed positions as officers and staff of the Company are: Tumelo Motsisi, B.A., LLM, MBA, Deputy Chief Executive Officer, and Harold Motaung, B.Sc., MBA, Chief Operations Officer, and Phumzile Langeni, B.Comm., Executive Director, Investor Relations. The independent members of the Board include Rizelle M. Sampson, South Africa, appointed by Pelawan, David Elliott, B.Comm., CA, Vancouver, BC, appointed by Hunter Dickinson, and Sipho Nkosi, B.Comm., MBA, South Africa, jointly appointed by Hunter Dickinson and Pelawan. Popo S. Molefe, Ph.D., South Africa, was co-appointed as Co-Chairman of the Board and Special Advisor to the Company.

As part of the re-organization of the Board related to the transaction, Mr. Walter Segsworth has resigned from the Board but will remain involved with the Company as a Technical Advisor. Management would like to thank Mr. Segsworth for his work as a Director over the past year, and looks forward to his ongoing insight and assistance with technical programs as the Company advances its platinum group metals projects on the Bushveld Complex in South Africa.

For further details on Anooraq and its South African properties please visit the Company's website www.anooraqresources.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.